December 29, 2025

L Kevin Kelly
Chief Executive Officer
Cycurion, Inc.
1640 Boro Place , Suite 420C
McLean, VA 22102

       Re: Cycurion, Inc.
           Registration Statement on Form S-1
           Filed December 22, 2025
           File No. 333-292371
Dear L Kevin Kelly:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Keith Billotti